Exhibit 14

Conflict of Interest/Code of Ethics Policy and Procedures

POLICY STATEMENT

All officers and employees of 1st Century Bank are expected and required to act in a responsible and respectable manner at all times. Furthermore, while acting in their capacities as bank employees, all officers and employees must remain free of outside influence that could result in the loss of objectivity regarding business conducted with customers or with the bank. Officers and employees are expected to be honest and act with integrity when conducting bank business with customers, vendors, and fellow employees.

The Board adopts this conflict of interest/code of ethics policy to govern the disclosure of potential conflicts of interest and to prevent the development of improper relationships between the bank’s employees and the bank and the customers it serves.

DOCUMENTATION

Each officer and employee will receive his or her own copy of this policy annually and will sign a written acknowledgement of its receipt and an agreement to comply with the policy.

DISCLOSURE

The bank’s officers and employees will disclose all potential conflicts of interest in writing annually. All written disclosures will be retained in the bank’s files. These potential conflicts would include but are not limited to the following:

•     Management positions, such as directorships, held at outside organizations

•     Related interests, such as a company or political campaign controlled by that person, or the funds or services of which will benefit that person

•     Any compensation (including salaries, wages, or gifts) received from outside organizations

It is the responsibility of each officer and employee to be aware of the appearance of any potential conflict of interest and to remove himself or herself from any compromising position regarding the bank’s relationship with any organization with which he or she may be connected.

ACCEPTANCE OF GIFTS

Bank officers and employees may accept small gifts or other items of value from business associates of the bank as long as they are properly disclosed and the dollar value is considered nominal. Gifts valued up to $200 may be accepted without prior approval. Gifts exceeding $200 must receive the approval of the Board of Directors before acceptance.

Following are examples of the types of gifts bank officers may accept from individuals or companies doing or seeking to do business with the bank:

•     Meals, gratuities, amenities, or favors based on obvious family or personal relationships

•     Meals, refreshments, travel arrangements, accommodations, or entertainment of reasonable value in the course of a meeting or other bona fide business occasion

•     Loans from other financial institutions when made on customary terms for the purpose of financing usual and proper activities (Insiders must refer to the bank’s insider policy for additional guidance and regulatory requirements concerning loans from correspondent banks.)

•     Advertising or promotional material of reasonable value (pens, note pads, calendars, etc.)

•     Discounts or rebates on merchandise or services that are available to other similar customers

•     Gifts of reasonable value related to commonly recognized events or occasions such as a promotion, wedding, retirement, holiday, or other special occasion

•     Civic, charitable, education, or religious organizational awards for recognition of service and accomplishment

•     Other benefits or items of value, when approved in writing on a case-by-case basis.

EXTERNAL INVOLVEMENT

The bank encourages employees to participate in activities outside of the bank, including charitable or political activities. However, federal law prohibits the bank from making political contributions. To ensure the bank’s separation from any political connections, employees are prohibited from soliciting other employees for political contributions.

While the bank may support certain charitable organizations, officers and employees may not coerce other employees into contributions to such organizations.

CONFLICT OF INTEREST

Officers and employees must avoid any personal activity or investment that may exploit their position at the bank and should avoid all appearance of conflict of interest.

Following are some examples of potential conflicts:

•      Advance their own personal or business interests, or those of others with whom they have a personal or business relationship, at the expense of 1st Century Bank.

•      Use nonpublic bank, customer, or vendor information for personal gain by employees, relatives, or friends (including, but not limited to securities transactions based on such information)

•      Have a controlling financial interest in any of the bank’s vendors or competitors

•      Receive a loan, or guarantee of obligations, as a result of their employment with the bank rather than their creditworthiness

•      Compete with the bank while still employed, that is, employees and officers may not work for 1st Century Bank and another financial institution at the same time

Officers and employees must report any employment outside of the bank to their direct supervisor.

ACCOUNTING AND FINANCIAL INFORMATION

1st Century Bank will maintain the highest standards possible when preparing and disclosing financial information to the public and regulators.  The bank will not issue false or misleading information to its customers, stockholders, regulators, or the general public.  The required periodic reports will be issued in accordance with the applicable laws and regulations and fairly and accurately reflect, in reasonable detail, the bank’s financial position.

REPORTING QUESTIONABLE ACCOUNTING PRACTICES

The Board encourages officers and employees to report any concerns regarding questionable accounting or auditing matters to the Board on a confidential and anonymous basis.  The Board will immediately investigate each allegation.  All information will be held in strict confidence, as appropriate. Employees may submit a concern regarding an actual or suspected questionable accounting or auditing matter without fear of dismissal or retaliation of any kind.

ACTION FOR NONCOMPLIANCE WITH THE POLICY

All instances of violation of this policy will be reported to the Board of Directors directly or through the Audit Committee. The Board will consider the situation, and appropriate action will be taken by the human resources department. Action will be commensurate with the seriousness of the misconduct. Failure to comply with this policy may result in termination of employment.

The Board of Directors approved and adopted this policy on November 17, 2005.